UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated June 1, 2016

Ladies and Gentlemen

Comisión Nacional de Valores

25 de Mayo 175

City of Buenos Aires

Re: RELEVANT MATTER –
Irrevocable Capital Contribution

I hereby inform you that Grupo Supervielle’s Board of Directors has approved an irrevocable capital contribution to Banco Supervielle S.A. for a total amount of Ps. 1,453,000,000 (one billion four hundred and fifty three million pesos) and to Cordial Compañía Financiera S.A. for a total amount of Ps. 7,000,000 (seven million pesos).

________________________________

Ana Inés Bartesaghi Bender

Alternate Responsible for Market Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 1, 2016	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer